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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         November                                   2006
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Commission File Number    001-14620
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                      Crystallex International Corporation
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                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

          Form 20-F                          Form 40-F      X
                   ------------                       ------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                              No         X
                   ------------                       ------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

    1        Press Release, dated November 1, 2006.

    2        Notice of Voting Results, dated October 31, 2006.

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                                                                     DOCUMENT 1
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[CRYSTALLEX GRAPHIC OMITTED]

For Immediate Release                                           November 1, 2006
                                                                     RM: 14 - 06

          Crystallex launches 40-hole drilling program at Las Cristinas

TORONTO, ONTARIO, November 1, 2006 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) today announced that it commenced a diamond drill program at its Las Cristinas, Venezuela property on October 31st, 2006. It is estimated that the drill program will be concluded by the end of January 2007 and that an updated resource and reserve estimate will be completed by the end of May, 2007. The cost of the program is estimated at US$1.6 million.

The objective of the 11,500 metre drill program, comprising of 40 bore holes, is to upgrade the inferred mineral resources to the measured and indicated category so that a new mineral reserve can be estimated. Currently, the proven and probable reserves at Las Cristinas are estimated to be 13.6 million ounces of gold contained in 353 million tonnes of mineralization grading 1.20g/t gold. This reserve estimate was made on the basis of a gold price of US$400 per ounce, a strip ratio of 1.14 to 1 and operating costs of US$7.66 per tonne (Crystallex news release dated August 31, 2005). The measured and indicated mineral resource estimate (which includes the above mentioned mineral reserves) is 17.7 million ounces of gold (comprised of 66 million tonnes grading 1.21 g/t of measured resources and 435 million tonnes grading 1.08 g/t of indicated resources). The additional inferred mineral resource estimate is 4.5 million ounces of gold (163 million tonnes grading 1.1 g/t gold - see the Crystallex news release dated February 13, 2006).

The drilling in the current program will focus on three areas of the Las Cristinas property:

o The western margin of the planned Conductora pit where mineralization is open at depth down-dip;

o The extreme southwest of the planned Conductora pit where a sheet of relatively shallow ore was discovered in the hanging wall of the main Conductora ore zone in previous drilling; and

o The Morrocoy zone which lies in the northern part of the property. Known mineralization in the Morrocoy zone has similar characteristics to that of the Conductora area which contains the bulk of the known mineral ore reserves at Las Cristinas. Previous drilling of the Morrocoy zone was relatively wide-spaced to the extent that known mineralization there is classified as an inferred mineral resource. Crystallex believes that there is sufficient continuity of mineralization at Morrocoy to warrant denser drilling with the objective of upgrading the inferred mineral resources to the measured and indicated category. If this objective is achieved, the Morrocoy zone could contribute to an increase in the overall mineral reserves at Las Cristinas.

Drilling will be done by Majortec of Moncton, New Brunswick. The drill program will be supervised by Dr. Richard Spencer (PGeo), Crystallex's VP Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. QA/QC procedures will be managed by an external consultant, Mr. Trevor Nicholson of Comox, British Columbia. Mr. Nicholson is an Assay Chemist by training (B.Sc. Chem). The update to proven mineral resources and proven mineral reserves will be undertaken by Mine Development Associates of Reno, Nevada.

The environmental permission required for the drilling was received from the Ministry of the Environment and Natural Resources ("MARN") in Venezuela on October 26th, 2006.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in late 2008 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:   http://www.crystallex.com or Email us at:
info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex's Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC")) and elsewhere in documents filed from time to time with Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

NOTE TO U.S. SHAREHOLDERS: The terms "proven mineral reserve" and "probable mineral reserve" used in this press release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. For a detailed discussion of mineral resource and mineral reserve estimates and related matters see the Company's technical reports, the Annual Information Form and other reports filed by the Crystallex on www.sedar.com and www.sec.gov. A qualified person has verified the data contained in this press release.

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                                                                     DOCUMENT 2

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[CRYSTALLEX GRAPHIC OMITTED]


                            NOTICE OF VOTING RESULTS


October 31, 2006

To:      Ontario Securities Commission
         British Columbia Securities Commission
         Alberta Securities Commission
         The Manitoba Securities Commission
         Autorite des marches financiers
         Nova Scotia Securities Commission
         Securities Commission of Newfoundland and Labrador
         Toronto Stock Exchange

         In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise of the results of voting on the following matter submitted to the special meeting (the "Meeting") of the shareholders (the "Shareholders") of Crystallex International Corporation (the "Corporation") held on October 30, 2006.

Approval of Shareholder Rights Plan

         By a vote by way of show of hands, the shareholder rights plan agreement of the Corporation dated as of June 22, 2006, as described in the Corporation's Management Information Circular dated September 25, 2006, was approved.


                                          CRYSTALLEX INTERNATIONAL CORPORATION


                                          /s/ Daniel E. Hamilton
                                          ---------------------------
                                          Daniel E. Hamilton
                                          Chief Financial Officer

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CRYSTALLEX INTERNATIONAL CORPORATION
                                    -------------------------------------------
                                                  (Registrant)

Date:   November 2, 2006            By:         /S/ DAN HAMILTON
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                                        Name:    Dan Hamilton
                                        Title:   Chief Financial Officer